Filed by TD Banknorth Inc.
(Commission File No. 000-51179)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Hudson United Bancorp
(Commission File No.: 001-08660)
Attached is a transcript of TD Banknorth Inc.’s presentation at the 2005 Scotia Capital Financials Summit on September 13, 2005.
These materials contain certain forward-looking statements with respect to the financial condition, results of operations and business of TD Banknorth and TD Banknorth’s acquisition of Hudson United Bancorp. Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited, to, changes in general economic conditions, interest rates, deposit flows, loan demand, competition, legislation or regulation and accounting principles, policies or guidelines, as well as other economic, competitive, governmental, regulatory and accounting and technological factors affecting TD Banknorth’s operations. In addition, acquisitions may result in large one-time charges to income, may not produce revenue enhancements or cost savings at levels or within time frames originally anticipated and may result in unforeseen integration difficulties. Investors are encouraged to access TD Banknorth’s periodic reports filed with the Securities and Exchange Commission for financial and business information regarding TD Banknorth, including information which could affect TD Banknorth’s forward-looking statements. TD Banknorth does not undertake any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.
These materials may be deemed to be solicitation material in respect of the proposed merger of TD Banknorth and Hudson United Bancorp. In connection with the proposed transaction, a registration statement on Form S-4 has been filed with the SEC. Shareholders of TD Banknorth and shareholders of Hudson United are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that is a part of the registration statement, because they contain important information about the proposed merger. The final joint proxy statement/prospectus will be mailed to shareholders of TD Banknorth and shareholders of Hudson United. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from TD Banknorth, Two Portland Square, P.O. Box 9540, Portland, Maine 04112-9540, Attention: Investor Relations, or from Hudson United, 1000 MacArthur Boulevard, Mahwah, New Jersey 07430, Attention: Investor Relations.
TD Banknorth, Hudson United Bancorp and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding TD Banknorth’s directors and executive officers is available in TD Banknorth’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on April 20, 2005, and information regarding Hudson United’s directors and executive officers is available in Hudson United’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 23, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

2005 Scotia Capital Financials Summit
TRANSCRIPT OF PETER VERRILL AND
STEVE BOYLE’S PRESENTATION
AT 2005 SCOTIA CAPITAL FINANCIALS SUMMIT
TUESDAY SEPTEMBER 13, 2005
(CHECK AGAINST DELIVERY)
DISCLAIMER

THE INFORMATION CONTAINED IN THIS TRANSCRIPT IS A TEXTUAL REPRESENTATION OF THE TD BANKNORTH’S AND THE TORONTO-DOMINION BANK’S (“TD”) CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALL. IN NO WAY DOES TD ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON TD’S WEB SITE OR IN THIS TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE CONFERENCE CALL ITSELF AND TD BANKNORTH’S AND TD’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.
FORWARD-LOOKING INFORMATION

This presentation contains certain forward-looking statements with respect to the financial condition, results of operations and business of TD Banknorth. Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited, to, changes in general economic conditions, interest rates, deposit flows, loan demand, competition, legislation or regulation and accounting principles, policies or guidelines, as well as other economic, competitive, governmental, regulatory and accounting and technological factors affecting TD Banknorth’s operations. In addition, acquisitions may result in large one-time charges to income, may not produce revenue enhancements or cost savings at levels or within time frames originally anticipated and may result in unforeseen integration difficulties. Investors are encouraged to access TD Banknorth’s periodic reports filed with the Securities and Exchange Commission for financial and business information regarding TD Banknorth, including information which could affect TD Banknorth’s forward-looking statements. TD Banknorth does not undertake any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.
CORPORATE PARTICIPANTS

Peter Verrill	Senior Executive VP & COO, TD Banknorth
Steve Boyle	EVP & CFO, TD Banknorth
PRESENTATION

Kevin Choquette	Analyst and Managing Director, Scotia Capital
We are delighted to have TD Banknorth present for the first time at the conference. Joining us today from TD Banknorth is Peter Verrill, Senior Executive Vice President, and Chief Operating Officer, as well as Stephen Boyle, TD Banknorth’s Chief Financial Officer. Peter has been with the bank and its predecessor banks for the past 25 years, and in his current role since 1996. Stephen has been with the bank about nine years and in his current role since October 2003. Peter?

Peter Verrill — Senior Executive VP & COO, TD Banknorth
Slide 1&2
Thank you very much. I may need some help on the IT side here, but eventually we will get to the next slide. Before I do get started, I did want to tell you my first goal is not to try to contradict anything that Dan may have said earlier in his presentation, so I’ll try to be good about that. And then secondly, I’d like to also perhaps anticipate a question that may come up, and that is how is the relationship between TD and TD Banknorth going, and actually, it’s going extremely well. They’ve done everything they said they were going to do. I only hope that as we teach TD to do their banking the way the Americans do that they’ll catch on a little bit faster than they have, but we will keep working on that.
Yes, this is the forward financial information slide that you can read at your leisure.
What I’d like to do is I’d like to talk a little bit about TD Banknorth today, who we are and what our strategies are, and then I’ll ask Stephen Boyle to come up to talk more specifically about the Hudson United transaction, which is the transaction that Dan alluded to earlier.
Slide 3&4
TD Banknorth is headquartered in Portland Maine. We are the result of consolidation of several banks over the last several years. In fact, about 25 banks over the last 15 years, in northern New England primarily, and stretching down into Massachusetts and Connecticut. We are approximately 55% owned by TD Financial Group. It was just about six months ago today that TD did acquire a majority interest in TD Banknorth. We are about $32 billion in asset size, as of June 30th, and on a pro forma basis with Hudson United we will be about $40 billion in size, and that will put us in the top 25, near the top 20, nationally in terms of asset size for commercial banks.
We service more than 1.3 million households throughout New England, and a small franchise in upstate New York, with over 7800 employees.
About 15 years ago when we began our diversification strategy and acquisition strategy, we determined that we needed to broaden the base. We had just come out really of the recession in the early 1990s, and knew that in order to be successful we had to diversify geographically as well as balance sheet. And as a result of that, I think today we have a fairly diversified both loan and deposit base, with an emphasis on retail and commercial banking along with some fee businesses, such as wealth management and insurance.
We operate a community banking model, which I’ll describe a little bit more detail in a few moments, which has been very successful for us, and one that we think we can continue to utilize in a model going forth as it is one that we don’t believe is constrained by asset size.
And in terms of poised for growth, our past growth has really come from acquisitions, and although we have been able to grow — move into higher growth areas such as Massachusetts and Connecticut, it’s difficult. We oftentimes get asked “what’s the difference between organic growth and acquisition growth,” but the way our model works is that once we acquire a company we fully integrate that company as quickly as possible into our own company and therefore it’s difficult and it’s perhaps not worth the effort to try to distinguish between organic and acquisition growth. We really look at acquisition growth as a core part of our business and we believe with the affiliation and partnership with TD that we are poised for additional growth.
Slide 4
Here is a picture of our franchise and Steve will show you a pro forma picture with Hudson United, but you can see that we’re located primarily in the New England, with a franchise along the Eastern Shore of New York State, up in New York State. We have around 400 branches. We have 30 wealth management offices throughout the footprint, as well as 71 Banknorth investment offices and 27 insurance groups. The insurance business is something that’s fairly new to the Company. We bought our first insurance agency in 1998, and our strategy there is to try to build that franchise within the banking footprint. So as we expand our banking footprint we will look for opportunities to expand our insurance agency business as well, and it’s not underwriting, it’s insurance agency commission base.
Slide 5
Community banking model. I think that’s one of the areas that we distinguish ourselves from our competitors, and by definition what we mean by community banking really is the empowerment that we give to our people out in the field to make local decisions.
The way we are structured is that we have a bank President in each region, which is primarily by state. That bank President has a Chief Lending Officer, as well as a Chief Retail Officer reporting to him or her, and they are indeed empowered to make all local decisions that impact the customers. When a customer comes into get a loan or to do business, the person there doesn’t have to say, “Well, I have to call up Portland, Maine got in to find out the answer,” they can make those decisions right there. That’s not to say that we don’t have a very strong corporate wide risk management infrastructure because we do, but we do allow and require people out in the field to make those decisions. That provides quick decision-making ability, and allows us to react very quickly to the customer needs.
We also believe that it allows us to deliver a more superior service to our customers. We are able to react to those customers. Our people are not only encouraged to make decisions out in the communities, but we’ll so encourage those people to be very active community members. Many of our loan offices and retail people are very active in local community affairs, whether it’s a nonprofit organization, education or whatever, we provide time off for them to participate in the communities that they are involved in, so that they’ll know what the needs of the customers are.
There community banking model targets essentially the small and midmarket commercial base as well as the retail base. We don’t go after the Fortune 500 type of companies, which a Bank of America perhaps might be doing. That has allowed us to be, I think, very successful with the community banking model. Our Chief competitors are the Citizen Banks of the world, the Sovereign Banks of the world, and the local community banks, not really the Bank of Americas or the J.P. Morgans.
We are focused on growing core deposits, checking accounts, from which hopefully we will be able to cross sell additional services either banking or non-banking such as insurance.
Slide 6
In terms of our performance over the last several years, we believe that we’ve been able to deliver consistently strong performance. I’ll show you some graphs in a few moments that will I think outline that, but on an overall basis, we’ve been able to show in excess of 10 years of operating earnings per share growth. Our profitability has been relatively strong for a community banking model. First six months of this year 29% cash ROE, and a 51% cash efficiency ratio as of June 30th.
Slide 7
We’ve been able to revive consistent and strong core loan and deposit growth, and again, I’ll show you some graphs in a moment to back that up. Our strategy has been to try to build up our fee income areas in low risk type of fee income. We are quite conservative in terms of the types of businesses we want to enter. That may not always generate the highest return, but I think overall in the long-term it’s going to provide the most consistent strong returns.
And superior asset quality. Most of the people at our company have been there a longtime. I’ve been there 28 years, and we all went through the recession of 1990, 1991, and we know the mistakes that were made then and we know what it takes to correct those mistakes. There’s a lot of things that can hurt you in banking, but asset quality can kill you, so that’s one area that we have paid particular attention to, and I think our asset quality numbers will back that up.
In terms of loan and deposit growth, you can see in the left-hand side, in the green bars, that our loan growth over the last five years has grown at a compounded annual growth rate of over 13%. Our deposits have grown at a rate in excess of 10%. I would say that the deposit growth rate is probably higher than we would anticipate going forward. That’s historically a fairly strong deposit growth rate. What we’ve been able to do is to supplement our organic deposit growth rate however with acquisitions of very strong retail deposit franchises. And that has allowed us to continue to grow our loans at significantly higher rates, supplementing out deposit growth with acquisitions.
In terms of the yields on the bottom of the page, it shows the yields on our asset bases as well as our deposit base, and to help you do the math here, if you take the difference in those numbers, in other words the spread, you can see what the impact of the flattening yield curve is beginning to have and has had on the Company. Going back to the year 2000, our spread was 4.44%. That continued to grow up to 2002, as the yield curve was steepening to 4.64%, and then it began a decline in 2004, was at 4.21%. In fact, if you took a look at the spread for the first six months of this year, you’ll see that it has decline began to 3.76%. So we are in an environment with a very flat yield curve. I don’t predict interest rates, but what we try to do is positioned company so that we are less vulnerable to swings interest rates, and I think that’s one of the disciplines that TD has been able to bring to bear for TD Banknorth, and its helped us tremendously. We had to significant deleveraging programs, one in the fourth quarter of last year, and one in the first quarter of this year that I think put us in good position to try to mitigate the impact of a flattening yield curve to our margin. Our margin today is in excess of 4%.
Slide 8
Fee income, cash efficiency ratio, you can see those two over the last five years have improved significantly. In fact, if you look at the cash efficiency ratio, which is on the right side of the grass here, the previous five years you would have seen that that was up in the 60% quartile decimal, and we’ve been able to do that, improved that, for two reasons. One is the ability to successfully integrate the many acquisitions we’ve done, which have taken costs out of the acquired company and secondly, been able to grow our revenue base faster than our expense base.
Slide 9
Asset quality, which I mentioned before, is so important to us, and this is the one thing that we will not take shortcuts on. On the left-hand side is the ratio of nonperforming assets to total assets, and over the last five years you can see it’s been pretty consistent, as well as the net charge-off ratio on the right hand side, very low level, 21 basis points for the year ending 2004.
We recognize that over the last seven or eight years we’ve been in a very positive credit cycle and we also realize that that’s not going to last forever. We are not seeing any signs at this point in time that it’s changing in the near term, but we do know that it’s going to go through another cycle at some point in time, so averaged management infrastructure is built around trying to predict as best we can wear the bubbles are going to burst, where the problems are going to be, and to cut back in those areas before the problems really occur.
And to give you an example, some of the areas that recently we have identified as potential problems are for instance the condo market area, particularly in the Greater Boston area, and we’ve cut back significantly on lending for those type of projects. We’ve also looked at, in the past, at health-care industry, and in particular some of the real estate areas. So we try to predict where those problems are going to be and take action ahead of time.
Slide 10 & 11
The results has been I think a fairly consistent growth in our cash operating earnings, 11.4% over the last five years, to in excess of $400 million last year, and our earnings per share growth have seen a similar type of growth. When you look at the cash operating earnings, our GAPP earnings is going to show some volatility because of the several acquisitions that we do, and the impact that one time costs have on that, which are reflected in the GAPP earnings, but not necessarily in the cash operating earnings.
Slide 12
Acquisitions, we thought we’d talk about quickly because it is such an important part of our success and of our strategy going forward. Acquisitions are we believe a core competency of the Company. We believe we use a very disciplined and conservative acquisition model. There’s really three phases to an acquisition. The first phase is the pre-due diligence analysis. We work very closely with investment bankers, and now with TD, to identify and to evaluate potential acquisition candidates. As you know, M&A activity, you have to be opportunistic, to be able to react quickly, and we think we have a pretty good system in place in order to do that.

The second phase really is the actual due diligence itself. The same people who have been doing the due diligence for the last 25 acquisitions are the same people doing it today. We have a team of anywhere from 20 to 50 people, depending on the complexity of the Company we are acquiring, that will go in there in a very short period of time because you only have a few days, be able to decipher where the issues are, where the risks are and do we have plans or can we put plans in place to mitigate those risks. And the third phase, which is perhaps the most important, is the ability to actually plan the integration and execute the integration. You can only make one mistake in this business, and once you make one mistake, you are sort of out of the business for awhile.
Our model has been that we will make the deal accretive to our earnings per share within a year, and historically, we’ve only used cost savings to be able to obtain that. Any revenue enhancements would be a bonus to that, but I think as we move forward we are going to have to look at revenue enhancements as something that really, indeed, is and should be a part of the model. As I mentioned, we’ve done 25 acquisitions over the last 15 years or so. 10 on those have been since the year 2000 and in the higher growth markets of Massachusetts and Connecticut.
And I would mentioned that although Hudson perhaps is the largest integration that we have done, if measured by asset size, it is far from the most complex integration that we have done. From an integration systems conversion prospective, it’s fairly straightforward, we are already well into our planning for it. The intent is to convert Hudson United on to the systems of TD Banknorth in May of next year. The things that jump up and bite you are the things you don’t know about, but as of today there’s nothing there that we haven’t seen before or have been able to perform in the past.
Slide 13
So what makes us different from our competitors before Steve comes up and talks about Hudson United? We believe we have a strong management team, with a proven track record. That is one of the reasons that TD bought us, and hopefully we were able to show them that they made the right decision.
In 2004, Forbes named us the best managed bank in America. In 2005, we were the runner-ups, the top 10. I think Wells Fargo won it this past year. We do what we will say we do. There are no hidden agendas, we believe we are a straightforward — we have a straightforward simple approach to banking. We don’t like to take on a lot of risk. Again, as I said before, that may not give you the highest returns in a given period of time, but over the long haul I think we provide the strongest earnings.
We believe we are well positioned for both organic and acquisition growth, in the higher markets in the Northeast, and with the affiliation with TD, we now have a new weapon, in our ability to access their capital to help us by the type of growth that they are looking for as well as what we are looking for as well as what we are looking for. We are not going to change our model and we are not going to do anything different, but now we have the ability with TD’s strength to look at potential candidates in the past we perhaps would not have been able to do.
And finally, we are going to keep our focus on superior asset quality the cause we know that’s the one thing that can sink the ship.
So on that, I’d like to turn it over to Steve, who’ll talk about the Hudson transaction.

Steve Boyle — EVP & CFO, TD Banknorth
Slide 14
Thanks Peter. We are tremendously excited about this Hudson United transaction, and I’d like to take a few slides just to show you why.
Slide 15
The first thing was we had done a pretty good job of rolling out New England. We felt comfortable that we had coverage in almost all the areas in except for right below Boston and southeastern Massachusetts, and in Fairfield County in Connecticut. There weren’t a lot of acquisitions left for us to do, yet we knew that acquisitions were a core part of our strategy, so we had to breakout of New England. You can see the obvious place to do that is into metro New York. First thing we had to do was partner with TD, so we had access to their capital, and then we had to find the right Company to buy. And we are convinced that Hudson United is the right Company to buy.
The first thing that you can see is it fills out Connecticut beautifully for us, so we are really in all the highly populated wealthy areas in Connecticut that we wanted to be in, right now, Day 1, as a result of Hudson United.
And then you can see that it positions us into suburban New York, so the suburbs right around New York and New York State and New Jersey, and then a nice foothold in the Philadelphia area.
You can also see that we picked up quite a number of branches; 200 branches in this area, but only about 6 billion in deposits, so it’s a very manageable acquisition in terms of the amount of customers that we’re taking on.
Slide 16
So beyond the map, why are we excited? One of the first things that we thought about going into this area, is it’s a highly competitive banking environment. And we wanted to be able to go in and be able to grow our market share and grow our deposits significantly. So by coming in with this Hudson United platform, we enter with relatively low market share, but high amount of fixed costs. We have all those branches positioned so that we can develop a very competitive product offering and grow our deposits and our loans at a faster rate than in our historic franchise.
The other thing that’s interesting here is that it gives us a number of strategic options. So we can now move into New York City or Long Island. We can grow de novo in New Jersey and in the Philadelphia area or we can do fill in acquisitions in the New Jersey Philadelphia area. So we have a tremendous amount of strategic options here.
Slide 17
These markets are tremendous for us. Moving from northern New England, which was a very rural market, as Peter said, into Boston and Massachusetts and Connecticut which are more affluent, we see that herein Fairfield County in New Jersey is some of the most affluent markets in the United States, and markets that have grown faster historically been our markets have in northern New England.
Slide 18
We mentioned Connecticut. Just to give you some of the numbers, we had 42 branches or $1.6 billion in deposits. Fairfield County, which again, really is the suburbs off New York. We had $800 million in deposits, 19 branches. If we were to pursue a de novo strategy that many banks are doing in that area, probably would have taken us 3,4,5 years to get established in these markets. We will be established Day 1, yet we will also be in a position where we can continue to grow beyond the customers that Hudson United has today.
We get a foothold, as I said, in the New York area, and one of the things that is nice for us is that we see this as a franchise where we can really add value. With the multiples that you have to pay today to buy banks in United States, and probably in Canada, it’s not enough anymore just to go in and get costs saves. You really need to be able to pick up the incremental amount of growth that you are getting in the franchise.
Hudson has struggled on the retail side of their business to get the same level of growth that their competitors have, and we’ve devised a plan that we feel very confident is going to work, that by turning around some of the deferred maintenance, investing in the branches, re-branding to TD Banknorth, increasing the amount of advertising, and putting in a much more competitive product set, that we will be able to grow the business substantially faster than Hudson United was able to, and therefore provide value to our shareholders.
Slide 19

One of the nice things that Hudson United and Banknorth, while they are different in a number of ways, are very similar in a number of ways. I think probably the area where we are most similar is in business mix. There are some nice slides in the appendix, we don’t have enough time to go through them, but I think you’ll see that we have very similar commercial line of business, same kind of emphasis on community banking, relationships with the customers, small loan size. They have a very, very solid non-interest-bearing deposits base of all the banks that we looked at potentially buying in the metro New York area. They have one of the highest percentages off non-interest-bearing deposits as a percent of total deposits. So the mix is really the same. It’s really just getting their growth to accelerate a little bit.
Why do we feel comfortable that we can manage the execution risk here? Peter mentioned that we’ve done a lot of acquisitions. We do them very well. We think on a relative basis this isn’t very big. We like the markets. In going into New York there was a lot of questions. You know, oh, big city, it’s very different than what you’ve done in the past. We don’t necessarily buy into that 100%, but clearly, these markets are very suburban, and very similar to the markets that we see say in the metro Boston area, where we’ve operated very well and very profitably.
We are going to bring our own management in at the highest level at Hudson United. Wendy Suehrstedt, who runs the retail line of business for Banknorth now is going to go down and be the President there, so we are very comfortable with the management that’s going to be running it. And we feel like that some of the compliance issues that Hudson United has had historically will be easily overcome, and I think that you saw probably yesterday that their cease and desist order has been lifted, so we’re very happy with that, and obviously that just takes one more roadblock out of the way to getting this acquisition done.
And we were able to use the expertise off TD in a couple of the nice niche businesses that Hudson United had that we weren’t familiar with, they were familiar with them, and so we were able to get comfortable, and now we are going to just continue to run those businesses as they had been run at Hudson United. They have a nice private-label credit card business and they also do some premium finance on the insurance side.
Slide 20
I won’t spend a lot of time, but as a pro forma organization, looks very strong. Over 40 billion in assets, 93% loan to deposit ratio, very strong capital ratios, with also at the ability to generate significant excess capital on an ongoing basis to fund our continuing expansion and our continuing acquisition efforts.
Slide 21
I won’t go through this in a lot of detail, but I think there’s one thing that we didn’t really touch on too much. It’s in the appendices as opposed to the body of the transaction, but as Peter mentioned we make these acquisitions to the accretive in a year. This acquisition is $0.02 diluted in the first nine months, but it will be $0.06 a accretive to earnings per share in the first full year and I think is very consistent with the acquisitions that we’ve done historically, and the acquisitions that we plan to do in the future.
So with that, I’d be happy to take any questions, and I know Peter would as well.

Unidentified Audience Member
You talked about the yield curve in the U.S. that is — I mean especially on the short edge we see a lot of pressure. Do you anticipate some more competition for deposits? I mean you’ve acquired a lot of non-interest-bearing deposits and maybe some more awareness for interest rates. I mean people didn’t care if they get 1 percent or 0 percent, but now they’re becoming more substantial. Do you see more pressure on the money market funds?

Peter Verrill - Senior Executive VP & COO, TD Banknorth
I think that’s a good observation, but I think that’s one of the opportunities we see with Hudson United in particular. In northern New England, where we have a very significant market share of 22% or so, fortunately there’s not a lot of competition, so there it’s really just a defensive position retaining what is a very strong margin. In the Hudson marketplace and to some extent perhaps in Massachusetts and Connecticut, more so in Connecticut, where we have a much smaller market share, with think there some opportunity to be more aggressive in terms of our pricing, where some of the major competitors in those markets will not be able to necessarily be as aggressive on the pricing, so we think we can price up in some of those markets where we can grow market share fairly rapidly, and not impact the greatest percentage of our deposit base. So there is competition, but we believe with only a 2 or 3% market share that we are going to be in a better position to get some of that market share.

Unidentified Audience Member
Thank you. Two questions. One is you made the comment in your initial presentation that we’re not going to do anything different than we’ve done before, just because we are part of TD. We are going to keep on executing out base strategy kind of thing. And at the same time you and both the CFO made reference to, we are now including — we need to include revenue synergies to be able to — for things to be accretive in the first year. So just if you could clarify that statement. And then my second point is a more detailed question on the synergies or the accretion, maybe we can ask after you’ve done your answer.

Peter Verrill - Senior Executive VP & COO, TD Banknorth
OK great. I’ll try to answer the first one. Steve perhaps can take the second one. Historically that’s accurate; we have not had to utilize revenue enhancements as a factor in providing accretion in our model, but has Steve said, I think going forward I think the model has to be adjusted a little bit, particularly as we get into new markets and we do much larger acquisitions. I think revenue enhancements, our ability to add value to a transaction, is going to be something that distinguishes our ability to be successful in acquisitions from someone else. So I think if we just rely on cost savings we’re not going to be able to have the growth in acquisitions that perhaps we’ve been able to do in the past, so we are going to have to be — our ability to be able to produce revenue type of enhancements and adding value is going to be important to ask in making the acquisition successful. So it is a little change in the model. I agree with that.

Steve Boyle - EVP & CFO, TD Banknorth
I just would and I think it’s a change more in the environment and in the prices of deals than it is of TD imposed, oh, TD believes in revenue enhancements and we didn’t. I think it’s — to make acquisitions work at these levels of prices, you’ve got to get revenue enhancements.

Unidentified Audience Member
And then just a detailed question, you’ve got an Appendix in the back, you’ve got a number of charts there, the first chart shows the accretion calculation, and a major part of that is the growth in Hudson earnings from 06 to 07. Can you just explain the large growth in Hudson United earnings? It looks like ...

Unidentified Company Representative
Sure.

Unidentified Company Representative
... about 50% in net income.

Steve Boyle - EVP & CFO, TD Banknorth
Well, the biggest thing is that the first period is a nine-month period and the second one is a year. Other than that, it’s just normal organic growth in terms of the base case by case.

Unidentified Company Representative
Maybe 8%.

Unidentified Audience Member
Are you sure that’s it? Because it’s 06. It’s 07 versus 06, so I’m assuming 06 is a 12-month number.

Steve Boyle - EVP & CFO, TD Banknorth
No, 06 is a 9-month number.

Unidentified Audience Member
OK, thanks.

Unidentified Audience Member
Have you had an opportunity to look at the lending book of Hudson United with regard to some of these — identifying of a bubble areas?

Peter Verrill - Senior Executive VP & COO, TD Banknorth
Yes, ...

Unidentified Audience Member
And what ...

Peter Verrill - Senior Executive VP & COO, TD Banknorth
Go ahead, I’m sorry.

Unidentified Audience Member
... synergy you’ve got.

Peter Verrill - Senior Executive VP & COO, TD Banknorth
Yes, that was one area that we spent a lot of time during our due diligence process identifying. We probably had 30 people from our company as well as some people from TD Financial Group in there looking at the loan portfolios. We examined I think it was somewhere around 75, 80% in dollar value of their commercial loan portfolio. We became very comfortable with their underwriting standards. We think their commercial lending practices are sound. We believe where they’ve perhaps fallen a little bit behind is on the retail side, and not on the commercial side. So we are very comfortable with their commercial book. They have very similar underwriting methods as we do. So we feel good about it.

Unidentified Audience Member
Thank you. Could you please comment on housing and mortgage market in your regions? Particularly with respect to more aggressive tactics like interest only mortgages and things like that.

Peter Verrill - Senior Executive VP & COO, TD Banknorth
Sure. We do not have a very significant relative to certainly thrift residential mortgage portfolio. In fact, the majority of loans that we’ve originated over the last several years have been sold out into the secondary market. So, the portfolio that we have in our books today, which is under 20% of our loan portfolio is a very seasoned normal type of loan, fixed-rate adjustable, but not interest only type loans. So if there’s a real estate bubble, and there are a lot of people who are beginning to think there might be in certain segments or markets, we don’t think we are going to be significantly impacted by that. The residential lending portfolio of TD Banknorth is a relatively insignificant part of our business.

Unidentified Company Representative
Any further questions? Well, I’d like to thank Banknorth for coming up and presenting. Thank you very much, gentlemen.

Peter Verrill - Senior Executive VP & COO, TD Banknorth
Thank you for having us.